Room 4561

December 20, 2006

Gene C. Wulf
Senior Vice President and Chief Financial Officer
Bemis Company, Inc.
One Neenah Center
4th Floor, P.O. Box 669
Neenah, Wisconsin 54956-0669

Re: Bemis Company, Inc.
        Form 10-K for the fiscal year ended December 31, 2005
        Filed March 15, 2006
        Form 10-Q for the quarterly period ended March 31, 2006
        Filed on May 10, 2006
        Form 10-Q for the quarterly period ended June 30, 2006
        Filed on August 9, 2006
        Form 10-Q for the quarterly period ended September 30, 2006
        Filed on November 8, 2006
        Forms 8-K
        Filed on October 25, 2006, July 27, 2006, April 27, 2006, January 27, 2006 and
        January 25, 2006
        File No. 001-05277

Dear Mr. Wulf:

        We have completed our review of your Form 10-K and related filings, and do not, at this time, have any further comments.

                              Sincerely,

                              Stephen Krikorian
                              Accounting Branch Chief